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                                                                    EXHIBIT 99.4


                                   MEMORANDUM

TO:      Holders of Integrated Network Corporation Options

FROM:    Cisco Systems, Inc.

DATE:    September _____, 1997

RE:      Assumption of Stock Options

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                 As you know, Integrated Network Corporation ("INC") recently sold a portion of its business to Cisco Systems, Inc. ("Cisco") through an acquisition effected on September 2, 1997. In order to accomplish the transaction, INC contributed those assets related to the development of the Jera and Thurisa products to a wholly-owned subsidiary, Dagaz Technologies, Inc. ("Dagaz"), and Cisco then acquired Dagaz immediately after such asset contribution. As a result of the acquisition, Dagaz has become a division of the Cisco organization.

                 As part of the acquisition, Cisco has assumed the outstanding INC stock options held by those former employees of INC, such as yourself, who have agreed to transfer employment to Cisco. Accordingly, your INC options now cover shares of Cisco common stock.

                 Several additional changes to your options were made as part of the assumption process, which was accomplished in two steps: Dagaz first assumed your options from INC as part of the asset contribution by INC to Dagaz, then Cisco immediately assumed those options from Dagaz as part of the acquisition by Cisco of Dagaz. Accordingly, the changes to your options are set forth in two Stock Option Assumption Agreements attached hereto (each one representing a step in the option assumption), and the effect of those changes may be summarized as follows:

                 1. The number of shares of Cisco common stock subject to each of your options has been adjusted to reflect (i) the ratio of the fair market value of all INC assets prior to the asset contribution to the fair market value at such time of the INC assets to be contributed to Dagaz (the "Assumption Ratio") and (ii) the ratio of the fair market value per share of Dagaz Stock immediately prior to the acquisition to the last reported sales price per share of Cisco Stock on July 25, 1997 (the "Exchange Ratio"). The Assumption Ratio was
         1.7143 shares of Dagaz common stock for each share of INC common stock, and the Exchange Ratio was 0.1236 share of Cisco common stock for each share of Dagaz common stock. Accordingly, the number of Dagaz shares that was subject to your option immediately prior to the asset contribution was equal to the number of INC shares






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         subject to your option at such time, multiplied by 1.7143 and rounded down to the next whole share. The number of Cisco shares now subject to your option is equal to the number of Dagaz shares subject to your option immediately prior to the acquisition (as determined above), multiplied by 0.1236 and rounded down to the next whole share.

                 2. The aggregate exercise price under your Cisco options for all of your new shares is substantially the same as the aggregate price that previously existed for the shares purchasable under your INC option. However, the exercise price per share has been adjusted to reflect the Assumption Ratio and the Exchange Ratio. Accordingly, the exercise price per share in effect under your INC option immediately before the asset contribution was divided by 1.7143 and rounded up to the next whole cent, and the resulting exercise price per share that was in effect under your Dagaz option immediately before the acquisition was divided by 0.1236 and rounded up to the next whole cent to establish the current exercise price per share payable for the Cisco common stock.

                 3. No change has been made to the vesting schedule in effect for your options. You will continue to vest in the shares of Cisco common stock subject to your option on the same installment basis as under your INC option, with the number of Cisco shares subject to each such installment adjusted to reflect the exchange ratios. Since you have transferred employment to Cisco, you will now earn vesting credit for any period of employment or service you complete with Cisco or any Cisco subsidiary. Please note, however, that each INC option held by you which was granted on either July 18, 1997 or July 26, 1997 will not become exercisable unless and until you fulfill your obligation to relocate to Boston, Massachusetts, in accordance with the terms of the Acquisition Agreement dated July 27, 1997 between Cisco and INC.

                 Attached are two copies of each of the Stock Option Assumption Agreements pursuant to which Cisco has assumed your INC options with the adjustments discussed above. Please review the agreement carefully so that you understand your rights to acquire Cisco shares. You should contact Robert Turner at Cisco at (408) 527-2098 if you have any questions. After you have reviewed the agreement, please sign one copy and return it to Mr. Turner in the pre-addressed envelope enclosed.

                 The other copy of each Stock Option Assumption Agreement should be attached to your existing option agreement so that you will have a complete record of all the terms and provisions applicable to your option as now assumed by Cisco.





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